UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, announces to its shareholders and the market in general that it signed on this date a Share Purchase and Sale Agreement with Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for the acquisition of an additional interest on Tellus Brasil Participações S.A. (“Tellus”), as well as Share Purchase and Sale Agreement with Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for the acquisition of an additional interest on Janus Brasil Participações S.A. (“Janus”).

The net acquisition price was approximately R$1.007 billion (one billion and seven million Brazilian Reais), in 5 (five) installments adjusted by SELIC, for approximately 13% stake in the business. Cosan will remain as the parent company of both companies.

Tellus and Janus are a land management companies with ability to invest in assets with high productive potential in Brazil, overseeing around 431 rural properties covering a total of 242,336 hectares and 168,802 useful hectares, dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil.

This initiative is aligned with Cosan’s capital allocation strategy reinforcing our operations in irreplicable assets with great value potential and sectors where Brazil has competitive advantage.

São Paulo, September 30, 2022.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer